PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-189888 Dated September 19, 2014
Royal Bank of Canada Digital Optimization Securities
$8,357,000 Securities Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF
due on September 30, 2015
Investment Description
Digital Optimization Securities are unconditional, unsecured and unsubordinated debt securities issued by Royal Bank of Canada with returns linked to the performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “Underlying Equity”) (each, a “Security” and collectively, the “Securities”). If the Underlying Return is zero or positive, Royal Bank of Canada will repay the principal amount at maturity plus pay a return equal to the Digital Return of 16.00%, regardless of any appreciation of the Underlying Equity.  If the Underlying Return is negative, you will be fully exposed to the negative Underlying Return and Royal Bank of Canada will pay less than the full principal amount at maturity, resulting in a loss of principal to investors that is proportionate to the percentage decline in the Underlying Equity. Investing in the Securities involves significant risks. The Securities do not pay dividends or interest. You may lose some or all of your principal amount. The stated payout from Royal Bank of Canada, including the application of the Digital Return, applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of Royal Bank of Canada.  If Royal Bank of Canada were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.  The Securities will not be listed on any securities exchange.

Features	Key Dates
❑     Digital Return— If the Underlying Return is zero or positive, Royal Bank of Canada will repay the principal amount at maturity plus pay a return equal to the Digital Return of 16.00%, regardless of any appreciation of the Underlying Equity.  If the Underlying Return is negative, investors will be exposed to the negative Underlying Return at maturity.

❑     Full Downside Market Exposure— If the Underlying Return is negative, investors will be exposed to the full downside performance of the Underlying Equity and Royal Bank of Canada will pay less than the full principal amount at maturity, resulting in a loss of the principal amount that is proportionate to the percentage decline in the Underlying Equity.  Accordingly, you may lose some or all of the principal amount of the Securities. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of Royal Bank of Canada.

Trade Date                        September 19, 2014
Settlement Date                 September 24, 2014
Final Valuation Date1         September 24, 2015
Maturity Date1                    September 30, 2015
1   Subject to postponement in the event of a market disruption event and as described under “General Terms of the Securities — Payment at Maturity” in the accompanying product prospectus supplement no. EQUITY-ROS-1.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING EQUITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF ROYAL BANK OF CANADA.  YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ BEGINNING ON PAGE 5 OF THIS PRICING SUPPLEMENT AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-4 OF THE ACCOMPANYING PRODUCT PROSPECTUS SUPPLEMENT NO. EQUITY-ROS-1 BEFORE PURCHASING ANY SECURITIES.  EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.  YOU COULD LOSE SOME OR ALL OF THE PRINCIPAL AMOUNT OF THE SECURITIES.

Security Offering
We are offering Digital Optimization Securities Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF (“XOP”).  The return at maturity will be determined by the performance of the Underlying Equity, but cannot exceed the Digital Return.  The Securities are offered at a minimum investment of 100 Securities at the Price to Public described below.

Underlying Equity	Digital Return	Initial Price	CUSIP	ISIN
SPDR® S&P® Oil & Gas Exploration & Production ETF (XOP)	16.00%	$72.30	78011Y389	US78011Y3898

See “Additional Information About Royal Bank of Canada and the Securities” in this pricing supplement. The Securities will have the terms specified in the prospectus dated July 23, 2013, the prospectus supplement dated July 23, 2013, product prospectus supplement no. EQUITY-ROS-1 dated July 26, 2013 and this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement no. EQUITY-ROS-1.  Any representation to the contrary is a criminal offense.

	Price to Public		Fees and Commissions(1)		Proceeds to Us
Offering of Securities	Total	Per Security	Total	Per Security	Total	Per Security
SPDR® S&P® Oil & Gas Exploration & Production ETF	$8,357,000	$10.00	$167,140	$0.20	$8,189,860	$9.80

(1) UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $9.70 per $10 principal amount of the Securities. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page 12 of this pricing supplement.

The initial estimated value of the Securities as of the date of this document is $[  ] per $10 in principal amount, which is less than the price to public. The actual value of the Securities at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value under ‘‘Key Risks’’ beginning on page 5 “Supplemental Plan of Distribution (Conflicts of Interest)” and “Structuring the Securities” on page 12 of this pricing supplement.

The Securities will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Additional Information About Royal Bank of Canada and the Securities
You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013, relating to our senior global medium-term notes, Series F, of which these Securities are a part, and the more detailed information contained in product prospectus supplement no. EQUITY-ROS-1 dated July 26, 2013.  This pricing supplement, together with the documents listed below, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product prospectus supplement no. EQUITY-ROS-1, as the Securities involve risks not associated with conventional debt securities.

If the terms of the prospectus, prospectus supplement and product prospectus supplement no EQUITY-ROS-1 are inconsistent with the terms discussed herein, the terms discussed in this pricing supplement will control. Specifically, the Payment at Maturity described in product prospectus supplement no EQUITY-ROS-1 is superseded by the Payment at Maturity as defined herein.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦	Product prospectus supplement no. EQUITY-ROS-1 dated July 26, 2013: http://www.sec.gov/Archives/edgar/data/1000275/000121465913005143/s99131424b5.htm

♦	Prospectus supplement dated July 23, 2013: http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

♦	Prospectus dated July 23, 2013: http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Royal Bank of Canada.

Investor Suitability
The Securities may be suitable for you if, among other considerations:

♦     You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦     You can tolerate the loss of some or all of the principal amount of the Securities and are willing to make an investment that has similar downside market risk as a hypothetical investment in the Underlying Equity.

♦     You believe that the price of the Underlying Equity will appreciate over the term of the Securities and that the Final Price is likely to be greater than or equal to the Initial Price.

♦     You understand and accept that you will not participate in any appreciation in the price of the Underlying Equity and that your return potential is limited to the Digital Return.

♦     You are willing to invest in the Securities based on the Digital Return indicated on the cover page of this pricing supplement.

♦     You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Underlying Equity.

♦     You do not seek current income from your investment and are willing to forgo dividends paid on the Underlying Equity.

♦     You are willing to hold the Securities to maturity and accept that there may be little or no secondary market for the Securities.

♦     You are willing to assume the credit risk of Royal Bank of Canada for all payments under the Securities, and understand that if Royal Bank of Canada defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Securities may not be suitable for you if, among other considerations:

♦     You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦     You require an investment designed to provide a full return of principal at maturity.

♦     You cannot tolerate the loss of some or all of the principal amount of the Securities, and you are not willing to make an investment that has similar downside market risk as a hypothetical investment in the Underlying Equity.

♦     You believe that the price of the Underlying Equity will decline over the term of the Securities and the Final Price is likely to be below the Initial Price.

♦     You seek an investment that participates in the full appreciation in the price of the Underlying Equity or that has unlimited return potential.

♦     You are unwilling to invest in the Securities based on the Digital Return indicated on the cover page of this pricing supplement.

♦     You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Underlying Equity.

♦     You seek current income from this investment or prefer to receive the dividends paid on the Underlying Equity.

♦     You are unable or unwilling to hold the Securities to maturity or you seek an investment for which there will be an active secondary market.

♦     You are not willing to assume the credit risk of Royal Bank of Canada for all payments under the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 5 of this pricing supplement and “Risk Factors” in the accompanying product prospectus supplement no. EQUITY-ROS-1 for risks related to an investment in the Securities.

Final Terms of the Securities1
Issuer:	Royal Bank of Canada

Issue Price:	$10 per Security (subject to a minimum purchase of 100 Securities).

Principal Amount:	$10 per Security.

Term:	Approximately 12 months

Underlying Equity:	SPDR® S&P® Oil & Gas Exploration & Production ETF

Digital Return:	16.00%

Payment at Maturity (per $10 Security):
If the Underlying Return is zero or positive, Royal Bank of Canada will pay you:

$10 + ($10 x the Digital Return)

If the Underlying Return is negative,  Royal Bank of Canada will pay you:

$10 + ($10 x Underlying Return)

In this scenario, you will lose some or all of the principal amount of the Securities in an amount proportionate to the negative Underlying Return.

Underlying Return:	Final Price – Initial Price Initial Price

Initial Price:	$72.30, which was the Closing Price of the Underlying Equity on the Trade Date.

Final Price:	The Closing Price of the Underlying Equity on the Final Valuation Date.

Investment Timeline

Trade Date:	The Digital Return was set. The Initial Price was determined.

Maturity Date:
The Final Price and Underlying Return are determined.

If the Underlying Return is zero or positive, Royal Bank of Canada will pay you a cash payment per $10.00 Security that provides you with your principal amount plus a return equal the Digital Return. Your payment at maturity per $10.00 Security will be equal to:

$10.00 + ($10.00 x the Digital Return)

If the Underlying Return is negative, Royal Bank of Canada will pay you a cash payment that is less than the principal amount of $10.00 per Security, resulting in a loss of principal that is proportionate to the percentage decline in the Underlying Equity, and equal to:

$10.00 + ($10.00 x Underlying Return)

In this scenario, you will lose some or all of the principal amount of the Securities, in an amount proportionate to the negative Underlying Return.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF THE PRINCIPAL AMOUNT.  ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF ROYAL BANK OF CANADA.  IF ROYAL BANK OF CANADA WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

____________________

1 Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.

Key Risks
An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Underlying Equity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product prospectus supplement no. EQUITY-ROS-1. We also urge you to consult your investment, legal, tax, accounting and other advisors before investing in the Securities.

Risks Relating to the Securities Generally

♦
Your Investment in the Securities May Result in a Loss of Principal:  The Securities differ from ordinary debt securities in that Royal Bank of Canada is not necessarily obligated to repay the full principal amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Underlying Equity and will depend on whether, and the extent to which, the Underlying Return is positive or negative. If the Underlying Return is negative, you will be fully exposed to any negative Underlying Return and Royal Bank of Canada will pay you less than your principal amount at maturity, resulting in a loss of principal of your Securities that is proportionate to the percentage decline in the Underlying Equity.  Accordingly, you could lose the entire principal amount of the Securities.

♦
The Return Potential of the Securities Is Limited to the Digital Return:  If the Underlying Return is zero or positive, Royal Bank of Canada will pay you $10 per Security at maturity plus an additional return equal to the Digital Return of 16.00%, regardless of any appreciation in the Underlying Equity, which may be significant.  Therefore, your return on the Securities may be less than your return would be on a hypothetical direct investment in the Underlying Equity.

♦
The Digital Return Applies Only at Maturity: You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full effect of the Digital Return and the return you realize may be less than the Underlying Equity’s return even if such return is positive.

♦	No Interest Payments: Royal Bank of Canada will not pay any interest with respect to the Securities.

♦
Credit Risk of Royal Bank of Canada:  The Securities are unsubordinated, unsecured debt obligations of the issuer, Royal Bank of Canada, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of Royal Bank of Canada to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of Royal Bank of Canada may affect the market value of the Securities and, in the event Royal Bank of Canada were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire initial investment.

♦
Your Return on the Securities May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity: The return that you will receive on the Securities, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you could earn if you invested directly in the Underlying Equity.  Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

♦
Owning the Securities Is Not the Same as Owning the Underlying Equity or the Stocks Comprising the Underlying Equity or the Underlying Equity’s Underlying Index: The return on your Securities may not reflect the return you would realize if you actually owned the Underlying Equity or stocks included in the Underlying Equity or the Underlying Equity’s Underlying Index. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Underlying Equity or these stocks would have.

♦
The Initial Estimated Value of the Securities Is Less than the Price to the Public:   The initial estimated value that is set forth on the cover page of this document, which is less than the public offering price you pay for the Securities, does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Securities in any secondary market (if any exists) at any time.  If you attempt to sell the Securities prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the price of the Underlying Equity, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount, and our estimated profit and the costs relating to our hedging of the Securities.  These factors, together with various credit, market and economic factors over the term of the Securities, are expected to reduce the price at which you may be able to sell the Securities in any secondary market and will affect the value of the Securities in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Securities prior to maturity may be less than the price to public, as any such sale price would not be expected to include the underwriting discount and our estimated profit and the costs relating to our hedging of the Securities. In addition, any price at which you may sell the Securities is likely to reflect customary bid-ask spreads for similar trades.  In addition to bid-ask spreads, the value of the Securities determined for any secondary market price is expected to be based on the secondary rate rather than the internal borrowing rate used to price the Securities and determine the initial estimated value.  As a result, the secondary price will be less than if the internal borrowing rate was used.  The Securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Securities to maturity.

♦
Our Initial Estimated Value of the Securities Is an Estimate Only, Calculated as of the Time the Terms of the Securities Were Set: The initial estimated value of the Securities is based on the value of our obligation to make the payments on the Securities, together with the mid-market value of the derivative embedded in the terms of the Securities.  See “Structuring the Securities” below.  Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Securities.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Securities or similar securities at a price that is significantly different than we do.

The value of the Securities at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Securities in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Securities and the amount that may be paid at maturity.

♦
The Policies of the Underlying Equity’s Investment Adviser Could Affect the Amount Payable on the Securities and Their Market Value: The policies of the Underlying Equity’s investment adviser concerning the management of the Underlying Equity, additions, deletions or substitutions of the securities held by the Underlying Equity could affect the market price of shares of the Underlying Equity and, therefore, the amount payable on the Securities on the maturity date and the market value of the Securities before that date.  The amount payable on the Securities and their market value could also be affected if the Underlying Equity investment adviser changes these policies, for example, by changing the manner in which it manages the Underlying Equity, or if the Underlying Equity investment adviser discontinues or suspends maintenance of the Underlying Equity, in which case it may become difficult to determine the market value of the Securities.  The Underlying Equity's investment adviser has no connection to the offering of the Securities and has no obligations to you as an investor in the Securities in making its decisions regarding the Underlying Equity.

♦
We Have No Affiliation with S&P Dow Jones Indices LLC (the “Index Sponsor”) and Will Not be Responsible for Any Actions Taken by the Index Sponsor: S&P Dow Jones Indices LLC is the Index Sponsor of the S&P Oil & Gas Exploration & Production Select Industry® Index (the “Underlying Index”), the performance of which is intended to be tracked by the Underlying Equity.  We have no affiliation with the Index Sponsor, and the Index Sponsor will not be involved in the offering of the Securities.  Consequently, we have no control of the actions of the Index Sponsor, including any actions of the type that would affect the composition of the Underlying Equity’s Underlying Index, and therefore, the price of the Underlying Equity.  The Index Sponsor has no obligation of any sort with respect to the Securities.  Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Securities.

♦
Historical Prices of the Underlying Equity Should Not Be Taken as an Indication of the Future Prices of the Underlying Equity During the Term of the Securities: The trading prices of the Underlying Equity will determine the value of the Securities at any given time. As it is impossible to predict whether the price of the Underlying Equity will rise or fall, trading prices of the common stocks held by the Underlying Equity will be influenced by complex and interrelated political, economic, financial and other factors that can affect the issuers of those stocks, and therefore, the value of the Underlying Equity.

♦
The Underlying Equity and its Underlying Index are Different: The performance of the Underlying Equity may not exactly replicate the performance of its Underlying Index, because the Underlying Equity will reflect transaction costs and fees that are not included in the calculation of its Underlying Index. It is also possible that the performance of the Underlying Equity may not fully replicate or may in certain circumstances diverge significantly from the performance of its Underlying Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Underlying Equity or due to other circumstances. The Underlying Equity may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its Underlying Index and in managing cash flows.

♦
The stocks included in the Underlying Index are concentrated in one sector: All of the stocks included in the Underlying Index are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the Underlying Index, which the Underlying Equity seeks to replicate, are concentrated in one sector. Although an investment in the Securities will not give holders any ownership or other direct interests in the stocks comprising the Underlying Index, the return on an investment in the Securities will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector. Accordingly, by investing in the Securities, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

♦
The stocks of companies in the oil and gas sector are subject to swift price fluctuations:  The issuers of the stocks held by the Underlying Equity and included in the Underlying Index develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the value of the stocks held by the Underlying Equity and included in the Underlying Index, the market price of the Underlying Equity, and the value of the securities.

♦
Management Risk: The Underlying Equity is not managed according to traditional methods of ‘‘active’’ investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Underlying Equity, utilizing a ‘‘passive’’ or indexing investment approach, attempts to approximate the investment performance of its Underlying Index by investing in a portfolio of securities that generally replicate the Underlying Index. Therefore, unless a specific security is removed from the Underlying Index, the Underlying Equity generally would not sell a security because the security’s issuer was in financial trouble. In addition, the Underlying Equity is subject to the risk that the investment strategy of the Underlying Equity’s investment advisor may not produce the intended results.

♦
Lack of Liquidity: The Securities will not be listed on any securities exchange.  RBC Capital Markets, LLC (“RBCCM”) intends to offer to purchase the Securities in the secondary market, but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily.  Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which RBCCM is willing to buy the Securities.

♦
Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Securities, including hedging our obligations under the Securities.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦
Potentially Inconsistent Research, Opinions or Recommendations by RBCCM, UBS or Their Affiliates: RBCCM, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Underlying Equity, and therefore, the market value of the Securities.

♦	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax adviser about your tax situation.

♦
Potential Royal Bank of Canada and UBS Impact on Price:  Trading or other transactions by Royal Bank of Canada, UBS or our or their respective affiliates in the Underlying Equity, its Underlying Index, futures, options, exchange-traded funds or other derivative products on the Underlying Equity or the securities included in the Underlying Equity’s Underlying Index, may adversely affect the market value of the Underlying Equity and, therefore, the market value of the Securities.

♦
Many Economic and Market Factors Will Impact the Value of the Securities:  In addition to the price of the Underlying Equity on any trading day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the actual and expected volatility of the price of the Underlying Equity;

♦	the time remaining to maturity of the Securities;

♦	the dividend rate on the securities held by the Underlying Equity;

♦	interest and yield rates in the market generally;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	the occurrence of certain events with respect to the Underlying Equity that may or may not require an adjustment to the terms of the Securities; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦
The Anti-Dilution Protection for the Underlying Equity Is Limited: The calculation agent will make adjustments to the Initial Price and the Final Price for certain events affecting the shares of the Underlying Equity. However, the calculation agent will not be required to make an adjustment in response to all events that could affect the Underlying Equity. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities and the Payment at Maturity may be materially and adversely affected.

Hypothetical Examples and Return Table at Maturity
The following table and hypothetical examples below illustrate the payment at  maturity per $10.00 Security for a hypothetical range of Underlying Returns from -100.00% to +100.00% and assume a hypothetical Initial Price of $75.00 and reflect the Digital Return of 16.00%. The actual Initial Price is set forth in “Final Terms of the Securities” and on the cover page of this pricing supplement. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Securities. The actual payment at maturity will be determined based on the Final Price on the Final Valuation Date. You should consider carefully whether the Securities are suitable to your investment goals.

Example 1 – On the Final Valuation Date, the Underlying Equity closes at a price equal to the Initial Price. Because the Underlying Return is 0%, Royal Bank of Canada will pay you at maturity the principal amount plus a return equal to the Digital Return, or $11.60 per $10 principal amount Security:

$10 + ($10 x 16%) = $10 + $1.60 = $11.60

In this case, the positive return on the Securities exceeds the return of the Underlying Equity.

Example 2 – On the Final Valuation Date, the Underlying Equity closes 40% above the Initial Price. Because the Underlying Return is positive, Royal Bank of Canada will pay you at maturity the principal amount plus a return equal to the Digital Return, or $11.60 per $10 principal amount Security:

$10 + ($10 x 16%) = $10 + $1.60 = $11.60

In this case, the return on the Securities would be less than the return of a direct investment in the Underlying Equity.

Example 3 – On the Final Valuation Date, the Index closes 40% below the Initial Price. Because the Underlying Return is -40%,  which is negative, you will have downside exposure equal to the Underlying Equity and Royal Bank of Canada will pay you at maturity a cash payment of $6 per $10 principal amount Security (a 40% loss on the principal amount), calculated as follows:

$10 + ($10 x -40%) = $10 - $4.00 = $6.00

Hypothetical Final Price ($)	Hypothetical Underlying Return(1)	Hypothetical Payment at Maturity ($)	Hypothetical Return on Securities (%)(2)
$150.00	100.00%	$11.60	16.00%
$131.25	75.00%	$11.60	16.00%
$112.50	50.00%	$11.60	16.00%
$105.00	40.00%	$11.60	16.00%
$97.50	30.00%	$11.60	16.00%
$93.75	25.00%	$11.60	16.00%
$90.00	20.00%	$11.60	16.00%
$87.00	16.00%	$11.60	16.00%
$82.50	10.00%	$11.60	16.00%
$78.75	5.00%	$11.60	16.00%
$75.00	0.00%	$11.60	16.00%
$71.25	-5.00%	$9.50	-5.00%
$67.50	-10.00%	$9.00	-10.00%
$60.00	-20.00%	$8.00	-20.00%
$56.25	-25.00%	$7.50	-25.00%
$52.50	-30.00%	$7.00	-30.00%
$45.00	-40.00%	$6.00	-40.00%
$37.50	-50.00%	$5.00	-50.00%
$18.75	-75.00%	$2.50	-75.00%
$0.00	-100.00%	$0.00	-100.00%

(1) The Underlying Return excludes any cash dividend payments.
(2) The “total return” is the number, expressed as a percentage, that results from comparing the payment at maturity per $10 principal amount Security to the purchase price of $10 per Security.

What Are the Tax Consequences of the Securities?

U.S. Federal Income Tax Consequences

Set forth below, together with the discussion of U.S. federal income tax in the accompanying product prospectus supplement, prospectus supplement, and prospectus, is a summary of the material U.S. federal income tax consequences relating to an investment in the Securities.  The following summary supplements and to the extent inconsistent with supersedes the discussion under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement, the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement, and the section entitled “Tax Consequences” in the accompanying prospectus, which you should carefully review prior to investing in the Securities.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat the Securities as pre-paid cash-settled derivative contracts in respect of the Underlying Equity for U.S. federal income tax purposes, and the terms of the Securities require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Securities for all tax purposes in accordance with such characterization.  If the Securities are so treated, subject to the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code, a U.S. holder should generally recognize capital gain or loss upon the sale or maturity of the Securities in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the Securities. While the matter is not entirely clear, there exists a substantial risk that an investment in the Securities is a “constructive ownership transaction” to which Section 1260 of the Internal Revenue Code applies. If Section 1260 of the Internal Revenue Code applies, all or a portion of any long-term capital gain recognized by a U.S. holder in respect of the Securities will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale or maturity (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale or maturity). To the extent any gain is treated as long-term capital gain after application of the recharacterization rules of Section 1260 of the Internal Revenue Code, such gain would be subject to U.S. federal income tax at the rates that would have been applicable to the net underlying long-term capital gain. U.S. holders should consult their tax advisors regarding the potential application of Section 1260 of the Internal Revenue Code to an investment in the Securities.

Alternative tax treatments are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of the Securities.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special "constructive ownership rules" of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder (as defined in the product prospectus supplement).  Under proposed U.S. Treasury Department regulations, certain payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, including the Securities, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments or deemed payments made on the Securities on or after January 1, 2016 that are treated as dividend equivalents.  However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Individual holders that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their U.S. federal income tax return. You are urged to consult your own tax advisor regarding such requirements with respect to the Securities.

Please see the discussion under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-32 in the accompanying product prospectus supplement for a further discussion of the U.S. federal income tax consequences of an investment in the Securities.

Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the Securities, please see the section entitled “Tax Consequences—Canadian Taxation” in the accompanying prospectus, which you should carefully review prior to investing in the Securities

SPDR® S&P® Oil & Gas Exploration & Production ETF
We have derived the following information regarding the Underlying Equity from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Underlying Equity and the Underlying Equity will have no obligations with respect to the Securities. This document relates only to the Securities and does not relate to the shares of the Underlying Equity or any securities included in the Underlying Index.  None of us, UBS, or our respective affiliates participates in the preparation of the publicly available documents described below. None of us, UBS or our respective affiliates has made any due diligence inquiry with respect to the Underlying Equity in connection with the offering of the Securities. There can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Underlying Equity have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Equity could affect the value of the shares of the Underlying Equity after the pricing date, and therefore could affect the payment at maturity.

The Underlying Equity is an investment portfolio maintained and managed by SSgA Funds Management, Inc. (“SSFM”). The Underlying Equity trades on the NYSE Arca under the ticker symbol “XOP.” The inception date of the SPDR® S&P Oil & Gas Exploration and Production ETF is June 19, 2006. Prior to January 8, 2007, the Underlying Equity was known as the SPDR® Oil & Gas Exploration & Production ETF.

Information provided to or filed with the SEC by the SPDR® Series Trust under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the Underlying Equity may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The Underlying Equity seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The Underlying Equity is composed of companies that are in the oil and gas sector exploration and production. As of September 19, 2014, there were 88 oil and gas exploration and production sector companies included in the Underlying Equity. As of September 19, 2014, no single company represented more than 2% of the Underlying Equity’s holdings.

The Underlying Equity utilizes a “replication” investment approach in attempting to track the performance of the Underlying Index. The Underlying Equity typically invests in substantially all of the securities which comprise the Underlying Index in approximately the same proportions as the Underlying Index. Underlying Equity will normally invest at least 80% of its total assets in common stocks that comprise the Underlying Index.

The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information.  Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index

We have derived all information contained in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Index Sponsor.

The Underlying Index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the Underlying Index is a constituent company within the oil and gas exploration and production sub-industry portion of the S&P TMI.

To be eligible for inclusion in the Underlying Index, companies must be in the S&P TMI, must be included in the relevant Global Industry Classification Standard (GICS) sub-industry.  The GICS was developed to establish a global standard for categorizing companies into sectors and industries.  In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

1.  float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

2.  float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the Underlying Index. The total number of companies in the Underlying Index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Underlying Index as of each rebalancing effective date.

Eligibility factors include:

Market Capitalization:  Float-adjusted market capitalization should be at least US$400 million for inclusion in the Underlying Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the Underlying Index at each rebalancing.

Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the Underlying Index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the Underlying Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the Underlying Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the Underlying Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Takeover Restrictions:  At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the Underlying Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the Underlying Index.

Turnover:  S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Underlying Index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the Underlying Index will not be deleted unless ongoing conditions warrant a change in the composition of the Underlying Index.

Historical Information

The graph below sets forth the information relating to the historical performance of the Underlying Equity. In addition, below the graph is a table setting forth the quarterly high, low and period-end closing prices for the Underlying Equity, based on daily closing prices on the NYSE Arca, as reported by Bloomberg.  The closing price of the Underlying Equity on September 19, 2014 was $72.30.  The historical performance of the Underlying Equity should not be taken as an indication of its future performance during the term of the Securities.

Quarter Begin	Quarter End	Quarterly Closing High ($)	Quarterly Closing Low ($)	Quarterly Period-End Close ($)
1/1/2009	3/31/2009	$33.48	$23.41	$26.60
4/1/2009	6/30/2009	$38.25	$27.54	$31.72
7/1/2009	9/30/2009	$39.61	$28.51	$38.62
10/1/2009	12/31/2009	$43.36	$36.91	$41.21
1/1/2010	3/31/2010	$44.07	$39.22	$42.13
4/1/2010	6/30/2010	$45.82	$38.57	$38.99
7/1/2010	9/30/2010	$42.85	$38.05	$42.26
10/1/2010	12/31/2010	$52.71	$42.18	$52.69
1/1/2011	3/31/2011	$64.50	$52.75	$64.50
4/1/2011	6/30/2011	$64.97	$54.71	$58.78
6/1/2011	9/30/2011	$65.24	$42.80	$42.80
10/1/2011	12/31/2011	$57.56	$39.99	$52.69
1/1/2012	3/31/2012	$61.34	$52.67	$56.91
4/1/2012	6/30/2012	$57.85	$45.20	$50.40
7/1/2012	9/30/2012	$59.35	$48.73	$55.69
10/1/2012	12/31/2012	$57.38	$50.69	$54.07
1/1/2013	3/31/2013	$62.10	$55.10	$60.49
4/1/2013	6/30/2013	$62.61	$54.71	$58.18
7/1/2013	9/30/2013	$66.47	$58.62	$65.89
10/1/2013	12/31/2013	$72.74	$65.02	$68.53
1/1/2014	3/31/2014	$71.83	$64.04	$71.83
4/1/2014	6/30/2014	$83.45	$71.19	$82.28
7/1/2014	9/19/2014*	$82.08	$72.30	$72.30

*As of the date of this pricing supplement, available information for the third calendar quarter of 2014 includes data for the period from July 1, 2014 through September 19, 2014.  Accordingly, the “Quarterly Closing High,” “Quarterly Closing Low” and “Quarterly Period-End Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2014.

Supplemental Plan of Distribution (Conflicts of Interest)

We have agreed to indemnify UBS and RBCCM against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS and RBCCM may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Securities that it will purchase from us to investors or to its affiliates at the price indicated on the cover of this pricing supplement.

UBS may allow a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement to its affiliates for distribution of the Securities.  Subject to regulatory constraints and market conditions, RBCCM intends to offer to purchase the Securities in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and RBCCM and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.  See “Use of Proceeds and Hedging” beginning on page PS-16 of the accompanying product prospectus supplement no. EQUITY-ROS-1.

The value of the Securities shown on your account statement may be based on RBCCM’s estimate of the value of the Securities if RBCCM or another of our affiliates were to make a market in the Securities (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Securities in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately nine months after the issue date the value of the Securities that may be shown on your account statement may be higher than RBCCM’s estimated value of the Securities at that time.  This is because the estimated value of the Securities will not include the underwriting discount and our hedging costs and profits; however, the value of the Securities shown on your account statement during that period may be a higher amount, potentially reflecting the addition of the underwriting discount and our estimated costs and profits from hedging the Securities.  Any such excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Securities, it expects to do so at prices that reflect their estimated value. This period may be reduced at RBCCM’s discretion based on a variety of factors, including but not limited to, the amount of the Securities that we repurchase and our negotiated arrangements from time to time with UBS.

For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated July 23, 2013.

Structuring the Securities

The Securities are our debt securities, the return on which is linked to the performance of the Underlying Equity.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Securities reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Securities at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate is a factor that resulted in a higher initial estimated value of the Securities at the time their terms were set than if the secondary market rate was used. Unlike the estimated value included on the cover of this document, any value of the Securities determined for purposes of a secondary market transaction may be based on a different borrowing rate, which may result in a lower value for the Securities than if our initial internal borrowing rate were used.

In order to satisfy our payment obligations under the Securities, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying Equity, and the tenor of the Securities.  The economic terms of the Securities and their initial estimated value depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate is a factor that reduces the economic terms of the Securities to you.  The initial offering price of the Securities also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Securities on the Trade Date being less than their public offering price.  See “Key Risks—The Initial Estimated Value of the Securities Is Less than the Price to the Public” above.

Terms Incorporated in Master Note

The terms appearing above under the caption “Final Terms of the Securities” and the provisions in the accompanying product prospectus supplement no. EQUITY-ROS-1 dated July 26, 2013 under the caption “General Terms of the Securities,” are incorporated into the master note issued to DTC, the registered holder of the Securities.

Validity of the Securities

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Securities has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Securities have been duly executed, authenticated and issued in accordance with the Indenture, the Securities will be validly issued and, to the extent validity of the Securities is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the Securities have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Securities will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.